- ------------------------------------------------------------------------







                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995 Commission File Number 1-973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PUBLIC SERVICE ELECTRIC AND GAS COMPANY EMPLOYEE SAVINGS PLAN 80 PARK PLAZA
          NEWARK, NEW  JERSEY 07101
          MAILING ADDRESS:  P.O. Box 570
          NEWARK, NEW  JERSEY  07101-0570

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          See page 2.



- ------------------------------------------------------------------------

- ------------------------------------------------------------------------

Equities Growth Fund A                NEW YORK LIFE INSURANCE COMPANY
TWENTIETH CENTURY INVESTORS, INC.     501 MADISON AVENUE
4500 MAIN STREET                      NEW YORK, NEW YORK 10010
P.O. BOX 419200
KANSAS CITY, MISSOURI 64141-6200
                                      AIG LIFE INSURANCE COMPANY
Balanced Fund B                       ONE ALICO PLAZA
PHOENIX SERIES FUND                   P.O. BOX 667
101 MUNSON STREET                     WILMINGTON, DELAWARE 19899
GREENFIELD, MASSACHUSETTS 01301

Fixed Income Fund C:                  Enterprise Common Stock Fund D
THE PRUDENTIAL LIFE INSURANCE         and ESOP Fund
COMPANY OF AMERICA                    PUBLIC SERVICE ENTERPRISE GROUP
PRUDENTIAL PLAZA                      INCORPORATED
NEWARK, NEW JERSEY 07101              80 PARK PLAZA
                                      NEWARK, NEW JERSEY 07101-1171

METROPOLITAN LIFE INSURANCE COMPANY   Stock Index Equities Fund E
ONE MADISON AVENUE                    BANKERS TRUST COMPANY
NEW YORK, NEW YORK 10010-3690         280 PARK AVENUE
                                      NEW YORK, NEW YORK 10017

PRINCIPAL MUTUAL LIFE INSURANCE       Utilities Equities Fund F
COMPANY                               FIDELITY PORTFOLIOS
THE PRINCIPAL FINANCIAL GROUP         82 DEVONSHIRE STREET
DES MOINES, IOWA 50392-0001           BOSTON, MASSACHUSETTS 02109

JOHN HANCOCK MUTUAL LIFE COMPANY      Government Securities Fund G
JOHN HANCOCK PLACE                    VOYAGEUR FUND MANAGERS INC.
P.O. BOX 111                          90 SOUTH SEVENTH STREET
BOSTON, MASSACHUSETTS 02117           SUITE 4400
                                      MINNEAPOLIS, MINNESOTA 55402

ALLSTATE LIFE INSURANCE COMPANY       International Stock Fund H
ALLSTATE PLAZA WEST                   T. ROWE PRICE INC.
3100 SANDERS ROAD                     100 EAST PRATT STREET
NORTHBROOK, ILLINOIS 60062            BALTIMORE, MARYLAND 21202

PROVIDENT NATIONAL ASSURANCE
COMPANY
FOUNTAIN SQUARE
CHATTANOOGA, TENNESSEE 37402

- -----------------------------------------------------------------------

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                             EMPLOYEE SAVINGS PLAN

                                     INDEX


                                                                  PAGE
                                                                 ------

INDEPENDENT AUDITORS' REPORT.....................................  4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1995 AND 1994...............................  5-10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994................. 11-16

NOTES TO FINANCIAL STATEMENTS.................................... 17-27

SCHEDULE OF ASSETS HELD FOR INVESTMENT - Item 27a................ 28

SCHEDULES OF REPORTABLE TRANSACTIONS - Item 27d.................. 29

SIGNATURES....................................................... 30

EXHIBIT INDEX.................................................... 31

INDEPENDENT  AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:


We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1995 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 26, 1996

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                 EMPLOYEE SAVINGS PLAN

                     Statement of Net Assets Available for Benefits
                                   December 31, 1995
                                                            Supplemental Information by Fund
                                              ---------------------------------------------------------
                                                Equities                       Fixed        Enterprise
                                                 Growth        Balanced        Income      Common Stock
                                  Total          Fund A         Fund B         Fund C         Fund D
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $ 40,166,821   $    --        $    --        $    --        $ 29,530,922
Equities Growth Fund..........   10,338,793     10,338,793        --             --             --
Balanced Fund.................    4,417,994        --           4,417,994        --             --
Insurance Contracts (GICs)....   86,241,687        --             --          86,241,687        --
Stock Index Equities Fund.....   21,714,701        --             --             --             --
Utilities Equities Fund.......    5,059,521        --             --             --             --
Government Securities Fund....    1,808,476        --             --             --             --
International Stock Fund......    3,505,134
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........  173,253,127     10,338,793      4,417,994     86,241,687     29,530,922

Participant Loans Receivable..    9,025,054        --             --             --             --
Receivables - Interest
  and Dividends...............    1,201,963          6,040              1        463,492        524,388
Cash and Temporary Cash
  Investments.................      652,059        --             --             318,902        297,917
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $184,132,203   $ 10,344,833   $  4,417,995   $ 87,024,081   $ 30,353,227
                               ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants.... $    939,314   $     36,475   $     (6,786)  $    543,716   $    207,851
Purchases of Securities.......      510,936         --            --             --             510,936
Accounts Payable..............     (768,303)         6,056          5,784       (562,519)      (211,070)
Forfeitures...................        6,856
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........      688,803         42,531         (1,002)       (18,803)       507,717

Net Assets Available for
  Benefits....................  183,443,400     10,302,302      4,418,997     87,042,884     29,845,510
                               ============   ============   ============   ============   ============

See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                 EMPLOYEE SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Continued)
                                   December 31, 1995
                                             Supplemental Information by Fund (Continued)
                               ------------------------------------------------------------------------
                               Stock Index      Utilities     Government
                                Equities        Equities      Securities   International
                                 Fund E          Fund F         Fund G         Fund H        ESOP Fund
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $    --        $    --        $    --        $    --        $ 10,635,899
Equities Growth Fund..........      --             --             --             --             --
Balanced Fund.................      --             --             --             --             --
Insurance Contracts (GICs)....      --             --             --             --             --
Stock Index Equities Fund.....   21,714,701        --             --             --             --
Utilities Equities Fund.......      --           5,059,521        --             --             --
Government Securities Fund....      --             --           1,808,476        --             --
International Stock Fund......      --             --             --           3,505,134        --
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........   21,714,701      5,059,521      1,808,476      3,505,134     10,635,899

Participant Loans Receivable..      --             --             --             --             --
Receivables - Interest
  and Dividends...............      219,503          2,881         10,758           (80)        (25,020)
Cash and Temporary Cash
  Investments.................      --             --             --             --                 129
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $ 21,934,204   $  5,062,402   $  1,819,234   $  3,505,054   $ 10,611,008
                               ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants.... $     65,958   $     (7,382)  $     (1,754)  $         (7)   $   101,243
Purchases of Securities.......      --              --             --             --             --
Accounts Payable..............      147,026          5,191          9,102            (70)      (159,072)
Forfeitures...................      --              --             --             --             --
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........      212,984        (2,191)          7,348            (77)       (57,829)

Net Assets Available for
  Benefits....................   21,721,220      5,064,593      1,811,886      3,505,131     10,668,837
                               ============   ============   ============   ============   ============

See Notes to Financial Statements.


                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                 EMPLOYEE SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Concluded)
                                   December 31, 1995
                              Supplemental Information by Fund (Concluded)
                    ----------------------------------------------------------------

                                      Holding              Trust
                                      Account             Loan Fund
                                    ------------        ------------
ASSETS
- ------
Investments
Enterprise Common Stock.......      $    --             $    --
Equities Growth Fund..........           --                  --
Balanced Fund.................           --                  --
Insurance Contracts(GICs).....           --                  --
Stock Index Equities Fund.....           --                  --
Utilities Equities Fund.......           --                  --
Government Securities Fund....           --                  --
International Stock Fund......
                                    ------------        ------------
     Total Investments........           --                  --

Participant Loans Receivable..           --                9,025,054
Receivables - Interest
  and Dividends...............           --                  --
Cash and Temporary Cash
  Investments.................            35,111             --
                                    ------------        ------------
     Total Assets.............      $     35,111        $  9,025,054
                                    ------------        ------------
LIABILITIES
- -----------
Due to Active Participants....      $    --             $    --
Purchases of Securities.......           --                  --
Accounts Payable..............            17,769             (26,500)
Forfeitures...................             6,856
                                    ------------        ------------
     Total Liabilities........            24,625             (26,500)

Net Assets Available for
  Benefits....................            10,486           9,051,554
                                    ============        ============

See Notes to Financial Statements.


                                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                               EMPLOYEE SAVINGS PLAN

                                  Statement of Net Assets Available for Benefits
                                                 December 31, 1994
                                                                Supplemental Information by Fund
                                                     ------------------------------------------------------
                                                       Equities                     Fixed       Enterprise
                                                        Growth       Balanced       Income     Common Stock
                                          Total         Fund A        Fund B        Fund C        Fund D
ASSETS                                 ------------  ------------  ------------  ------------  ------------
- ------
Investments
Enterprise Common Stock............... $ 33,382,156  $    --       $    --       $    --       $ 23,462,252
Equities Growth Fund..................    4,761,117     4,761,117       --            --            --
Balanced Fund.........................    2,180,156       --          2,180,156       --            --
Insurance Annuity Contracts (GICs)....   74,101,089       --            --         74,101,089       --
Stock Index Equities Fund.............   11,470,242       --            --            --            --
Utilities Equities Fund...............    2,745,366       --            --            --            --
Government Securities Fund............    1,278,313       --            --            --            --
International Stock Fund..............    3,180,664       --            --            --            --
                                       ------------  ------------  ------------  ------------  ------------
     Total Investments................  133,099,103     4,761,117     2,180,156    74,101,089    23,462,252

Participant Loans Receivable..........    6,526,460       --            --            --            --
Receivables-Interest and Dividends....    2,313,879       697,189        24,474       450,127       529,914
Cash and Temporary Cash Investments...    1,068,434       --            --            535,627       510,068
                                       ------------  ------------  ------------  ------------  ------------
     Total Assets..................... $143,007,876  $  5,458,306  $  2,204,630  $ 75,086,843  $ 24,502,234
                                       ------------  ------------  ------------  ------------  ------------
LIABILITIES
- -----------
Due to Active Participants............ $  1,205,928  $     29,571  $     (6,005)  $   625,669  $    248,234
Purchases of Securities...............      469,630       --            --              --          469,630
Accounts Payable......................      220,990       666,621        29,478      (569,369)     (196,367)
                                       ------------  ------------  ------------  ------------  ------------
     Total Liabilities................    1,896,548       696,192        23,473        56,300       521,497

NET ASSETS AVAILABLE FOR BENEFITS.....  141,111,328     4,762,114     2,181,157    75,030,543    23,980,737
                                       ============  ============  ============  ============  ============


SEE NOTES TO FINANCIAL STATEMENTS.

                                           PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                    EMPLOYEE SAVINGS PLAN

                                      Statement of Net Assets Available for Benefits (Continued)
                                                         December 31, 1994
                                             Supplemental Information by Fund (Continued)
                                      -------------------------------------------------------------------
                                      Stock Index    Utilities    Government
                                       Equities      Equities     Securities    International
                                                                                   Stock
                                        Fund E        Fund F        Fund G       Fund H        ESOP Fund
                                      -----------   -----------   -----------   -----------   -----------
ASSETS
- ------
Investments
Enterprise Common Stock.............. $    --       $    --       $    --       $   --        $ 9,919,904
Equities Growth Fund.................      --            --            --           --             --
Balanced Fund........................      --            --            --           --             --
Insurance Annuity Contracts (GICs)...      --            --            --           --             --
Stock Index Equities Fund............  11,470,242        --            --           --             --
Utilities Equities Fund..............      --         2,745,366        --           --             --
Government Securities Fund...........      --            --         1,278,313       --             --
International Stock Fund.............      --            --            --         3,180,664        --
                                      -----------   -----------   -----------   -----------   -----------
     Total Investments...............  11,470,242     2,745,366     1,278,313     3,180,664     9,919,904
Participant Loans Receivable.........      --            --            --           --             --
Receivables-Interest and Dividends...     139,161       137,994         8,852       194,269       131,404
Cash and Temporary Cash Investments..      --            --            --           --             10,785
                                      -----------   -----------   -----------   -----------   -----------
     Total Assets....................$ 11,609,403   $ 2,883,360   $ 1,287,165   $ 3,374,933   $10,062,093
                                      -----------   -----------   -----------   -----------   -----------
LIABILITIES
- -----------
Due to Active Participants........... $    48,026   $    (6,935)   $   (9,061)    $ --        $   276,429
Purchases of Securities..............      --             --            --          --             --
Accounts Payable.....................      84,615       139,858        16,182       194,272      (145,201)
                                      -----------   -----------   -----------   -----------   -----------
     Total Liabilities...............     132,641       132,923         7,121       194,272       131,228

NET ASSETS AVAILABLE FOR BENEFITS....  11,476,762     2,750,437     1,280,044     3,180,661     9,930,865
                                      ===========   ===========   ===========   ===========   ==========-


SEE NOTES TO FINANCIAL STATEMENTS.

                                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                               EMPLOYEE SAVINGS PLAN

                               Statement of Net Assets Available for Benefits (Concluded)
                                                   December 31, 1994
                                       Supplemental Information by Fund (Concluded)
                                       --------------------------------------------
                                        Holding                   Trust Loan
                                        Account                     Fund
                                       -----------               -----------
ASSETS
- ------
Investments
Enterprise Common Stock............... $    --                    $    --
Equities Growth Fund..................      --                         --
Balanced Fund.........................      --                         --
Insurance Annuity Contracts (GICs)....      --                         --
Stock Index Equities Fund.............      --                         --
Utilities Equities Fund...............      --                         --
Government Securities Fund............      --                         --
International Stock Fund..............
                                       -----------                -----------
     Total Investments................      --                         --
Participant Loans Receivable..........      --                      6,526,460
Receivable Interest Dividends..........        495                     --
Cash and Temporary Cash Investments...      11,954                     --
                                       -----------                -----------
     Total Assets..................... $    12,449                $ 6,526,460
                                       -----------                -----------
LIABILITIES
- -----------
Due to Active Participants............ $    --                    $    --
Purchases of Securities...............      --                         --
Accounts Payable......................       5,101                     (4,200)
                                       -----------                 -----------
     Total Liabilities................       5,101                     (4,200)

NET ASSETS AVAILABLE FOR BENEFITS.....       7,348                  6,530,660
                                       ===========                 ===========


SEE NOTES TO FINANCIAL STATEMENTS.

                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                              EMPLOYEE SAVINGS PLAN

                            Statement of Changes in Net Assets Available for Benefits
                                     For the Year Ended December 31, 1995
                                                           Supplemental Information by Fund
                                               ---------------------------------------------------------
                                                  Equities                       Fixed        Enterprise
                                                   Growth        Balanced        Income      Common Stock
                                    Total          Fund A         Fund B         Fund C         Fund D
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $ 21,842,876   $  1,835,808   $    754,556   $ 11,989,600   $  2,620,828
Cash Receipts...................   46,461,767         --             --             --             --
Addition to Trust Loan Fund.....    5,705,903         --             --             --             --
Employer Contributions..........    6,797,565        550,096        241,944      3,777,018        849,664
Interfund Transfers - net.......      --           2,701,500        839,296     (3,720,910)    (2,021,119)
Participant Loan Repayments.....      --             226,246         85,592      1,694,618        428,983
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............   80,808,111      5,313,650      1,921,388     13,740,326      1,878,356
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................    5,286,936        --             --           5,271,061         15,351
Dividends.......................    5,398,669      1,414,599        304,086        --           2,004,014
Loan Interest Income............      --              37,488         14,506        271,639         66,069
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............   10,685,605      1,452,087        318,592      5,542,700      2,085,434
                                 ------------   ------------   ------------   ------------   ------------
Transfer from Thrift Plan.......      469,847          4,661        (41,453)       269,130        243,817
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................   10,733,243       (503,624)       324,213        --           3,833,515
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............  102,696,806      6,266,774      2,522,740     19,552,156      8,041,122
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................   46,459,272        --             --             --             --
Withdrawals.....................    7,421,656        318,174        142,031      4,503,151      1,288,475
Dividends paid..................      771,047        --             --             --             --
Participant Loans...............    5,705,903        407,916        142,527      3,031,854        887,112
Forfeitures.....................        6,856            496            342          4,810            762
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........   60,364,734        726,586        284,900      7,539,815      2,176,349
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.   42,332,072      5,540,188      2,237,840     12,012,341      5,864,773

Net Assets Available for
  Benefits Beginning of period..  141,111,328      4,762,114      2,181,157     75,030,543     23,980,737
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $183,443,400   $ 10,302,302   $  4,418,997   $ 87,042,884   $ 29,845,510
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits (Continued)
                                 For the Year Ended December 31, 1995
                                              Supplemental Information by Fund (Continued)
                                 -----------------------------------------------------------------------
                                 Stock Index     Utilities      Government    International
                                  Equities       Equities      Securities         Stock
                                    Fund E         Fund F         Fund G         Fund H        ESOP Fund
                                 ------------   ------------   ------------   ------------   -----------
ADDITIONS
- ---------
Participant Deposits............ $ 2,697,700   $    781,957   $    358,931   $     803,496   $   --
Cash Receipts...................      --             --             --             --            --
Addition to Trust Loan Fund.....      --             --             --             --            --
Employer Contributions..........      798,405        239,897        112,777        227,764       --
Interfund Transfers - net.......    2,809,226        569,346       (137,360)      (834,236)      (205,743)
Participant Loan Repayments.....      453,441        100,954         42,327        100,029       --
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............    6,758,772      1,692,154        376,675        297,053       (205,743)
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................      --             --             --             --                 524
Dividends.......................      496,577        213,284         91,639        103,423        771,047
Loan Interest Income............       74,403         15,894          6,348         15,765        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............      570,980        229,178         97,987        119,188        771,571
                                 ------------   ------------   ------------   ------------   ------------
Transfer from Thrift Plan.......      (27,346)        (7,698)       (16,339)       (16,048)          (173)
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................    4,474,967        714,133        179,458        219,939     1,470,331
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............   11,777,373      2,627,767        637,781        620,132     2,035,986
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................      --             --             --             --             --
Withdrawals.....................      683,921        153,603         34,550        139,113        526,967
Dividends paid..................      --             --             --             --             771,047
Participant Loans...............      848,967        160,008         71,078        156,441        --
Forfeitures.....................           27        --                 311            108        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........    1,532,915        313,611        105,939        295,662      1,298,014
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.   10,244,458      2,314,156        531,842        324,470        737,972

Net Assets Available for
  Benefits Beginning of period..   11,476,762      2,750,437      1,280,044      3,180,661      9,930,865
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $ 21,721,220   $  5,064,593   $ 1,811,886    $  3,505,131   $ 10,668,837
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                    Statement of Changes in Net Assets Available for Benefits (Concluded)
                              For the Year Ended December 31, 1995
                                    Supplemental Information by Fund (Concluded)
                      -----------------------------------------------------------------------
                                    Holding                      Trust Loan
                                    Account                         Fund
                                  ------------                  ------------
- ---------
Participant Deposits............. $    --                       $    --
Cash Receipts....................   46,461,767                       --
Addition to Trust Loan Fund......      --                          5,705,903
Employer Contributions...........      --                            --
Interfund Transfers - net........      --                            --
Participant Loan Repayments......      --                         (3,132,190)
     Total Deposits and           ------------                  ------------
     Contributions...............   46,461,767                     2,573,713
                                  ------------                  ------------
Interest.........................       --                          --
Dividends........................       --                          --
Loan Interest Income..............      --                          (502,112)
                                  ------------                  ------------
     Total Income................       --                          (502,112)
                                  ------------                  ------------
Transfer from Thrift Plan........       --                            61,296
                                  ------------                  ------------
Appreciation (Depreciation)
  of Investment..................          643                        19,668
                                  ------------                  ------------
     Total Additions.............   46,462,410                     2,152,565
                                  ------------                  ------------
DEDUCTIONS
- ----------
Cash Payments....................   46,459,272                      --
Withdrawals......................      --                           (368,329)
Dividends paid...................      --                           --
Participant Loans................      --                           --
Forfeitures.......................     --                           --
                                  ------------                  ------------
     Total Deductions............   46,459,272                      (368,329)
                                  ------------                  ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS..        3,138                     2,520,894

Net Assets Available for
  Benefits Beginning of period...        7,348                     6,530,660
                                  ------------                  ------------
Net Assets Available
  for Benefits End of Period..... $     10,486                  $  9,051,554
                                  ============                  ============

SEE NOTES TO FINANCIAL STATEMENTS.

                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                              EMPLOYEE SAVINGS PLAN

                            Statement of Changes in Net Assets Available for Benefits
                                     For the Year Ended December 31, 1994
                                                           Supplemental Information by Fund
                                               ---------------------------------------------------------
                                                  Equities                       Fixed        Enterprise
                                                   Growth        Balanced        Income      Common Stock
                                    Total          Fund A         Fund B         Fund C         Fund D
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $ 20,750,375   $  1,427,695   $    657,428   $ 11,602,186   $  2,867,954
Cash Receipts...................   43,371,546         --             --             --             --
Addition to Trust Loan Fund.....    4,702,212         --             --             --             --
Employer Contributions..........    5,618,255        362,631        176,219      3,257,511        776,492
Interfund Transfers - net.......      --              (2,112)      (217,393)     1,166,391     (1,772,180)
Participant Loan Repayments.....      --             146,261         62,796      1,206,629        310,648
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............   74,442,388      1,934,475        679,050     17,232,717      2,182,914
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................    4,340,788        --             --           4,317,870         15,804
Dividends.......................    4,373,697        692,609         60,897        --           1,815,220
Loan Interest Income............      295,663         18,235          8,868        165,671         40,525
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............    9,010,148        710,844         69,765      4,483,541      1,871,549
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................   (8,972,959)      (780,185)      (148,045)       --          (4,433,658)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............   74,479,577      1,865,134        600,770     21,716,258       (379,195)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................   43,367,612        --             --             --             --
Withdrawals.....................    8,423,163        220,702         88,027      4,465,784      1,403,859
Dividends paid..................      866,438        --             --             --             --
Participant Loans...............    4,702,212        291,789        110,268      2,693,210        714,253
Transfer to Thrift & Tax-Def.
  Savings Plan..................    3,985,701         70,898         41,234      1,402,331      1,115,155
Forfeitures.....................       10,842          1,081             87          5,964          1,318
Other...........................      (1,674)            (37)        --             --            --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........   61,354,294        584,433        239,616      8,567,289      3,234,585
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.   13,125,283      1,280,701        361,154     13,148,969     (3,613,780)

Net Assets Available for
  Benefits Beginning of period..  127,986,045      3,481,413      1,820,003     61,881,574     27,594,517
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $141,111,328   $  4,762,114   $  2,181,157   $ 75,030,543   $ 23,980,737
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits (Continued)
                                 For the Year Ended December 31, 1994
                                              Supplemental Information by Fund (Continued)
                                 -----------------------------------------------------------------------
                                 Stock Index     Utilities      Government    International
                                  Equities       Equities      Securities         Stock
                                    Fund E         Fund F         Fund G         Fund H        ESOP Fund
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $  2,303,537   $    894,472   $    377,839   $    619,264   $   --
Cash Receipts...................      --             --             --             --            --
Addition to Trust Loan Fund.....      --             --             --             --            --
Employer Contributions..........      585,522        226,958         96,858        136,064       --
Interfund Transfers - net.......     (376,887)      (792,058)      (338,482)     2,845,085       (512,364)
Participant Loan Repayments.....      291,041         76,668         40,658         67,460       --
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............    2,803,213        406,040        176,873      3,667,873       (512,364)
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................      --             --             --             --                 491
Dividends.......................      392,057        257,951         94,001        194,269        866,438
Loan Interest Income............       40,797         10,060          4,721          6,786        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............      432,854        268,011         98,722        201,055        866,929
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................     (237,589)      (455,881)      (228,074)      (302,370)    (2,382,056)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............    2,998,478        218,170         47,521      3,566,558     (2,027,491)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................      --             --             --             --             --
Withdrawals.....................      547,562        184,589         37,778         94,878      1,217,643
Dividends paid..................      --             --             --             --             866,438
Participant Loans...............      562,805        148,704         52,941        128,242        --
Transfer to Thrift & Tax Def.
  Savings Plan..................      408,038         56,300         12,088        162,777        557,575
Forfeitures.....................        1,700            309            383        --             --
Other...........................      --              --            --             --             --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........    1,520,105        389,902        103,190        385,897      2,641,656
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.    1,478,373       (171,732)       (55,669)     3,180,661     (4,669,147)

Net Assets Available for
  Benefits Beginning of period..    9,998,389      2,922,169      1,335,713        --          14,600,012
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $ 11,476,762   $  2,750,437   $  1,280,044   $ 3,180,661   $   9,930,865
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                    Statement of Changes in Net Assets Available for Benefits (Concluded)
                              For the Year Ended December 31, 1994
                                    Supplemental Information by Fund (Concluded)
                      -----------------------------------------------------------------------
                                    Holding                      Trust Loan
                                    Account                         Fund
                                  ------------                  ------------
- ---------
Participant Deposits............. $    --                       $    --
Cash Receipts....................   43,371,546                       --
Addition to Trust Loan Fund......      --                          4,702,212
Employer Contributions...........      --                            --
Interfund Transfers - net........      --                            --
Participant Loan Repayments......      --                         (2,202,161)
     Total Deposits and           ------------                  ------------
     Contributions...............   43,371,546                     2,500,051
                                  ------------                  ------------
Interest.........................        6,623                      --
Dividends........................          255                      --
Loan Interest Income..............      --                          --
                                  ------------                  ------------
     Total Income................        6,878                      --
                                  ------------                  ------------
Appreciation (Depreciation)
  of Investment..................       (5,101)                     --
                                  ------------                  ------------
     Total Additions.............   43,373,323                     2,500,051
                                  ------------                  ------------
DEDUCTIONS
- ----------
Cash Payments....................   43,367,612                      --
Withdrawals......................      --                            162,341
Dividends paid...................      --                           --
Participant Loans................      --                           --
Transfer to Thrift & Tax Def.
  Savings Plan...................      --                            159,305
Forfeitures.......................     --                           --
Other............................       (1,637)                     --
                                  ------------                  ------------
     Total Deductions............   43,365,975                       321,646
                                  ------------                  ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS..        7,348                     2,178,405

Net Assets Available for
  Benefits Beginning of period...      --                          4,352,255
                                  ------------                  ------------
Net Assets Available
  for Benefits End of Period..... $      7,348                  $  6,530,660
                                  ============                  ============

SEE NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the Public Service Electric and Gas Company Employee Savings Plan (Plan) to encourage thrift and savings by eligible bargaining unit employees of PSE&G (Eligible Employees). It was first offered to Eligible Employees in November 1987 as a result of collective bargaining, and contributions began in January 1988. The Plan was last amended March 26, 1996 , effective May 1, 1996, except for changes listed below, which are effective as of April 2, 1996. The amendment permits, among other things, participation in the Plan by Affiliates of PSE&G and their bargaining unit employees (each such participating Affiliate with PSE&G, an "Employer"). Participation in the Plan is entirely voluntary, except with respect to those employees who participate in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in PSE&G's TRASOP and/or PAYSOP, which plans were merged into the Plan. Eligible Employees are those employees covered by a collective bargaining agreement and who have completed 1,000 hours of service with an Employer. Effective May 1, 1996, an employee may make a contribution from date of hire. Matching Company Contributions will start when he becomes an Eligible Employee. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of PSE&G's Employee Benefits Committee (Committee), the Plan Administrator. The Plan's Trust Fund consists of the Savings Account Fund and the ESOP Fund, which are separately maintained.

The following changes are effective April 2, 1996:

1. allow an employee who goes from represented to non-represented status to automatically transfer from the Savings Plan to the Thrift Plan and keep all the same investment choices without a requirement for paperwork or other action on his part;

2.     allow investment elections in minimum increments of 1%, rather than 5%;

3. allow rollover contribution investment elections to be made in specific dollar amounts, rather than in percentages, as now required;

4. delete the requirement that permitted non-hardship withdrawals be made only once every six months; and

5. delete the minimum dollar requirement for post termination periodic distributions and allow repayment periods for loans to be made in any monthly term from 12 to 60 months.

Under the Plan, participating Eligible Employees (Participants) may elect to make basic deposits to Investment Funds of such Participants' choosing within the Savings Account of 1%, 2%, 3%, 4%, or 5% of their compensation (Basic Deposits), and the Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, Participants may elect to make supplemental deposits to their Savings Accounts in increments of 1% of Compensation up to an additional 20% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

In the case of Participants employed by CEA Newark Bay Services, Inc., an affiliate of PSE&G, they may elect to make basic deposits to Investment Funds of such Participants choosing within the Savings Account of 1%, 2%, 3%, 4%, 5%, 6% of their Basic Deposits, and the Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions).

In addition, Participants may elect to make supplemental deposits to their Savings Account in increments of 1% of Compensation up to an additional 19% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Each Participant may also, within any Plan Year, make one or more
Additional Lump Sum Deposits on a Nondeferred basis in the minimum amount of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year.

The maximum amount of Deferred Deposits to a Participant's Savings Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Savings Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively.

Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Savings Account Deposits are made through payroll deductions by the Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and Employer Contributions are transferred to a Trustee and separately held in the Plan's Savings Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose from among the Investment Funds offered under the Plan in which to invest Deposits and Employer Contributions.

Bankers Trust Company is the Trustee of the Trust Fund established pursuant to the Plan. Effective January 1, 1996, this has become a Master Trust also covering the PSE&G Thrift and Tax Deferred Savings Plan, as well as the PSE&G Pension Plan and Cash Balance Pension Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director Performance and Rewards, lend a Participant an amount up to 50% of the value of the vested portion of such Participant's Savings Account and ESOP Fund, but no more than the aggregate value of such Participant's Savings Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Savings Account and repayments of principal of any loan, together with interest thereon, are invested in the Savings Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration interest rates currently then being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1995, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/2%, 9%, 9%, 8-3/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.)

All deposits and employer contributions in Fixed Income Fund C are invested in either traditional Guaranteed Investment Contracts (Traditional GICs) issued by insurance companies, or Benefit Responsive Agreements (Synthetic
GICs) which are similar to traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Fund. The portfolio is wrapped by a "book value wrapper", usually another financial institution which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Both earn interest at the composite rate of all GICs in which the assets of such fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1995, the composite rate of interest earned by such assets so invested was not less than 6.79%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of PSE&G, held for their ESOP Fund.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Stock Index Equities Fund E, Utilities Equities Fund F, Government Securities Fund G, International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The value of Fixed Income Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 (SOP 94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" which requires investment contracts issued by either an insurance enterprise or other entity to be reported at either fair value or contract value. SOP 94-4 was adopted effective for plan years beginning after December 15, 1994.

The Plan's financial statements have been prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan year. These changes had no material effect on net assets available for Plan benefits.

Expenses of Plan

All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G.

The assets of Common Stock Fund D and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise at its sole discretion, on the open market through a broker or from the ESOP Fund.

All shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and taxes are paid by the Participants. However, in situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the N.Y. Stock Exchange. In such case, no brokerage commissions will be charged in the transaction.

Loans

A loan to a Participant is considered an investment of such Participant's Savings Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Savings Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then current-investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Savings Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan
Provisions).

Interfund Transfers - ESOP Fund to Savings Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Funds to their Savings Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Savings Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock so transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Vesting

Employer Contributions to a Participant's Savings Account are immediately vested upon a Participant's completion of five years of service with an Employer or when a Participant is eligible for an immediately payable periodic retirement benefit under PSE&G Pension Plan, attains age 65, is disabled, is laid off or dies. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties upon Withdrawal

However, if a Participant withdraws his entire vested Employer Contributions and/or Deposits before they have been in the Plan for two full calendar years, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan Administrator. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

As of December 31, 1995, and December 31, 1994, the net assets available for benefits included benefits due to Participants who have elected to withdraw from the Plan in the amounts of $70,644 and $195,358, respectively. Such amounts are not reflected as a liability in the financial statements of the Plan.

3.   INVESTMENTS

The financial statements of the Plan include the following:

     a.   Savings Account Investment Funds
          (1) The assets of Equities Growth Fund A are invested in the capital stock of the Twentieth Century Investors Inc.
               Growth Fund (the "Twentieth Century Growth Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the Twentieth Century Growth Fund indicates that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

          (2) The assets of Balanced Fund B are invested in the capital stock of Phoenix Balanced Fund a no-load, open-ended investment company or mutual fund. The prospectus for the Phoenix Balanced Fund indicates that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

          (3) The assets of Fixed Income Fund C are invested in GICs with various insurance companies which contractually provide for a guarantee of principal and interest for the respective contract periods.

The following GICs are continuing:

                 (i) A four and one-half year contract expiring June 30, 1996 and a five and one-half year contract expiring June 30, 1997, with Provident National Assurance Company, effective interest rates of 6.62% and 6.80%, respectively;

                (ii) A four-year and four and one-half year contract which will expire December 31, 1997 and December 31, 1999, respectively, with
                         Metropolitan Life Insurance Company, effective interest rates of 5.72% and 8.12%, respectively;

                (iii) A four-year contract which will expire January 1, 1996, with John Hancock Mutual Life Insurance Company, effective interest rate of 6.10%;

                 (iv) A five-year contract which will expire January 1, 1997, with Principal Mutual Life Insurance Company, effective interest rate of 6.80%;

                 (v) A five-year contract which will expire January 4, 1999, with Allstate Life Insurance Company, effective interest rate of 5.65%;

                 (vi) A five-year contract which will expire June 30, 1999, with New York Life Insurance Company, effective interest rate of 7.07%.


                 (vii)   A five-year contract which will expire
                         December 31, 1999, with Prudential Life Insurance Company, effective interest rate of 8.01%.

                (viii)   A five-year contract which will expire
                         June 30, 2000, with AIG Life Insurance Company, effective interest rate of 6.14%.

          (4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

          (5) The assets of Stock Index Equities Fund E are invested by the Trustee in Bankers Trust Institutional Equity 500 Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by Bankers Trust Company so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Price Index.

          (6) The assets of Utilities Equities Fund F are invested in the capital stock of Fidelity Income Fund Utilities (the "Fidelity Utilities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Fidelity Utilities Fund indicates that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G preferred stock.

          (7) The assets of Government Securities Fund G are invested in the capital stock of Voyageur U.S. Government Securities Fund (the "Voyageur U.S. Government Securities Fund"), an open-end diversified management investment company or mutual fund. The prospectus of the Voyageur U.S. Government Securities Fund indicates that such a fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

          (8) The assets of International Stock Fund H are invested in the capital stock of T. Rowe Price International Funds Inc. (the T. Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

     b.   ESOP FUND

          Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the bargaining unit portions of the PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1995.

     c.   PARTICIPANTS
                                                        Participants
                                                      As of December 31,
                                                      -----------------
                                                      1995        1994
                                                      ----        ----
     Total Plan Participants........................  7,585       8,138
     Participants by Fund
     --------------------
     Equities Growth Fund A ............ ...........  1,700       1,165
     Balanced Fund B ...............................    921         690
     Fixed Income Fund C ...........................  4,740       4,801
     Enterprise Common Stock Fund D ................  2,659       2,709
     Stock Index Equities Fund E ...................  2,243       1,626
     Utilities Equities Fund F .....................  1,014         876
     Government Securities Fund G ..................    493         431
     International Stock Fund H (1).................    688         706
     ESOP Fund .....................................  1,328       1,426
     ------------------------------------------------
    (1) New investment option in 1994


4. UNIT VALUE INFORMATION - SAVINGS ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds were determined at the end of each business day (Valuation Day) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Savings Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Savings Account including interest earned thereon by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The unit information of investments by Investment Fund as of the last business day of each year is as follows:

Investment Fund                 Year      Unit Value       Number of Units
- ---------------                 ----      ----------       ---------------
                                           (Dollars)
Equities Growth Fund A.......... 1995      19.390000            533,202.321
                                 1994      18.740000            254,061.739

Balanced Fund B................. 1995      16.800000            262,975.833
                                 1994      14.830000            147,009.844

Fixed Income Fund C............. 1995      11.335599          7,608,039.681
                                 1994      10.625695          6,973,763.974

Enterprise Common Stock Fund D.. 1995      11.755127          2,512,173.794
                                 1994       9.472822          2,476,796.460

Stock Index Equities Fund E..... 1995      13.970000          1,554,380.888
                                 1994      10.440000          1,098,682.137

Utilities Equities Fund F....... 1995      16.160000            313,089.171
                                 1994      13.060000            210,211.776

Government Securities Fund G.... 1995      10.783011            167,715.307
                                 1994       9.012366            141,839.889

International Stock Fund H.....  1995      12.230000            286,601.308
                                 1994      11.320000            280,977.378
- -------------------------------

ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:
                      Year      Price per share    Number of Shares
                      ----      ---------------    ----------------
ESOP Fund             1995          $30.625             347,295
                      1994          $26.500             374,336

5. FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect was obtained from the Internal Revenue Service on December 29, 1995. Participants are not taxed either on Company Contributions or on the earnings credited to their Savings Account, until distribution of such Savings Account.


6. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

7. SUBSEQUENT EVENTS

A portion of the assets of Fixed Income Fund C will be invested after December 31, 1995, in an open-ended contract Synthetic GIC with J.P. Morgan, effective interest rate of 6.38%.

                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                  EMPLOYEE SAVINGS PLAN
                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT - ITEM 27a
                                                   DECEMBER 31, 1995

Identity of Issue                        Units/Shares    Historical Cost   Market Value
- -----------------                        ------------    ---------------   ------------
Twentieth Century Growth Fund A.........     533,202      $ 11,719,586     $ 10,338,793
                                          ----------      ------------     ------------
Phoenix Balanced Fund B......................262,976      $  4,253,049     $  4,417,994
                                          ----------      ------------     ------------
Fixed Income Fund C (Insurance
  Annuity Contracts-GICs):
Provident National Assurance Company
  -- 6.80%, four and one-half year
     contract expiring 6/30/97..........  10,864,544      $ 10,864,544     $ 10,864,544
  -- 6.62%, four and one half-year
     contract expiring 6/30/96..........   6,027,283      $  6,027,283     $  6,027,283
Metropolitan Life Insurance Company
  -- 5.72%, four-year contract
     expiring 12/31/97..................   5,562,883      $  5,562,883     $ 5,562,883
Prudential Life Insurance Company
  -- 8.01%, four and one half year contract
     expiring 12/31/99..................  12,323,984      $ 12,323,984     $ 12,323,984
Principal Mutual Life Insurance Company
  -- 6.80%, five-year contract
     expiring 1/1/97....................   8,750,798      $  8,750,798     $  8,750,798
John Hancock Mutual Life
  Insurance Company
  -- 6.10%, four-year contract
     expiring 1/1/96....................  10,735,001      $ 10,735,001     $ 10,735,001
Allstate Life Insurance Company
  -- 5.65%, five-year contract
     expiring 1/4/99....................  13,301,508      $ 13,301,508     $ 13,301,508
New York Life Insurance Company
  -- 7.07%, five-year contract
     expiring 6/30/99...................   7,682,534      $  7,682,534     $ 7,682,534
Met Life Insurance Company
  -- 8.12% four and one half year contract
     Expiring 12/31/99..................   5,367,976      $  5,367,976     $  5,367,976
AIG Life Insurance Company
  -- 6.14% five year contract
     Expiring 6/30/2000.................   5,625,176      $  5,625,176     $  5,625,176
                                          ----------      ------------     ------------
                                          86,241,687      $ 86,241,687     $ 86,241,687
                                          ----------      ------------     ------------
Equities Fund D (Common Stock
   of Public Service Enterprise
   Group, Inc.)..........................    964,275      $ 27,070,055     $ 29,530,922
                                          ----------      ------------     ------------
Stock Index Equities Fund E.............   1,554,381      $ 17,784,742     $ 21,714,701
                                          ----------      ------------     ------------
Fidelity Utilities Fund F...............     313,089      $ 4,682,645      $  5,059,521
                                          ----------      ------------     ------------
Voyageur U.S. Government Securities
   Fund G...............................     168,544      $  1,658,617     $  1,808,476
                                          ----------      ------------     ------------
T. Rowe Price International Stock
   Fund H...............................     286,601      $  3,492,391     $  3,505,134
                                          ----------      ------------     ------------
Employee Stock Ownership Plan
  (Common Stock of Public Service
  Enterprise Group, Inc.)...............     347,295      $  3,693,124     $ 10,635,899
                                          ----------      ------------     ------------
     Total Investments..................                  $160,595.896     $173,253,127
Loans to Participants (interest rates
    ranging from 8.5% to 9%, maturity
    date of one to five years)..........                  $ 9,025,054       $ 9,025,054
                                                          ------------     ------------
     Total Assets Held for Investment...                  $169,620,950     $182,278,181
                                                          ============     ============

Required by Department of Labor Regulation 2520.103-10(b)(6).103-6.



                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                  EMPLOYEE SAVINGS PLAN
               SCHEDULE OF REPORTABLE CUMULATIVE TRANSACTIONS FOR THE YEAR
                           ENDED December 31, 1995* - Item 27d

                                                 Value        Value
                                                   of          of              Net
Security                                        Purchases     Sales         Gain (Loss)
- --------                                        ---------     ------        -----------
Investment Contracts:
AIG Life Insurance Company                     $ 8,676,995   $ 3,051,820    $ --
Prudential Life Insurance Company              $15,779,984   $ 3,456,000    $ --
Partner with Prudential Life Insurance Company $   81,170    $10,166,036    $ --
Twentieth Century Investments Incorporated     $ 8,060,098   $ 2,016,435    $(13,573)

BT Pyramid Directed Account Cash Fund          $68,171,968   $68,588,341    $ --
BY Pyramid Equity Index Fund                   $ 7,847,154   $ 2,077,752    $241,000
Public Service Enterprise Group Incorporated   $ 4,324,147   $ 2,795,774    $510,353
PSE&G Participant Loans                        $ 5,693,640   $ 3,276,674    $ --




               SCHEDULE OF REPORTABLE INDIVIDUAL TRANSACTIONS FOR THE YEAR
                         ENDED December 31, 1995*  Item 27d

                                                                                               Net
                                                             Purchases      Sales          Gain (Loss)
                                                             ---------      ------         -----------
Investment Contracts:
Metropolitan Life Insurance Company                          $ 5,000,000
New York Life Insurance Company                                            $ 3,316,052     $ --
AIG Life Insurance Company                                   $ 2,000,000
Partner with Prudential Life Insurance Company                             $10,166,036     $ --
Prudential Insurance Company                                 $ 7,000,000
BT Pyramid Directed Account Cash Fund                        $21,730,696   $21,735,078     $ --



* Reportable transactions as required by ERISA consist of any transaction or series of transactions within the plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the current value of plan assets at the beginning of the plan year.


                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                                Public Service Electric and Gas Company
                                        Employee Savings Plan
                                ---------------------------------------
                                             (Name of Plan)




                                By         M. PETER MELLETT
                                ---------------------------------------
                                           M. PETER MELLETT
                                       Chairman of the Employee
                                         Benefits Committee

Date: June 27, 1996

EXHIBIT INDEX

      Exhibit Number
- --------------------------------

        1 Public Service Electric and Gas Company Employee Savings Plan, as amended as of March 26, 1996, and effective May 1, 1996.


        2                               Independent Auditors' Consent.